Exhibit 12
COUSINS PROPERTIES INCORPORATED
STATEMENT REGARDING COMPUTATION OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DIVIDENDS
($ in thousands)

	2005	2004	2003	2002	2001

Earnings:
Pre-tax income (loss) from continuing operations,
adjusted for equity investees and minority interests	$2,285	$3,482	$478	$(3,944)	$13,458

Add:
Gain on sale of investment property, net of applicable income tax provision	15,733	118,056	100,558	6,254	23,496
Distributed income of equity investees	64,562	247,532	58,488	36,036	44,978
Amortization of capitalized interest	1,196	1,084	631	631	575
Fixed charges	42,211	37,084	35,984	33,437	27,994

Subtract:
Capitalized interest	(17,193)	(14,028)	(9,684)	(5,934)	(9,712)
Preferred dividends	(15,250)	(8,042)	(3,358)	—	—

Earnings	$93,544	$385,168	$183,097	$66,480	$100,789

Fixed charges:

Interest expense	$9,094	$14,623	$22,576	$27,041	$17,852
Capitalized interest	17,193	14,028	9,684	5,934	9,712
Interest component of rental expense (30%)	674	391	366	462	430

	26,961	29,042	32,626	33,437	27,994

Preferred stock dividends	15,250	8,042	3,358	—	—

Fixed charges	$42,211	$37,084	$35,984	$33,437	$27,994

Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends	2.22	10.39	5.09	1.99	3.60